ihuman INC.

Floor 8, Building B

No. 1 Wangjing East Road

Chaoyang District, Beijing 100102

People’s Republic of China

August 11, 2023

VIA EDGAR

Mr. Robert Shapiro

Mr. Stephen Kim

Mr. Christopher Dunham

Mr. Kyle Wiley

Mr. Dieter King

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	iHuman Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2022
Filed April 25, 2023
File No. 001-39591

Dear Mr. Shapiro, Mr. Kim, Mr. Dunham, Mr. Wiley, Mr. King and Mr. Fetterolf:

The Company has received the letter dated August 3, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address the Staff’s comments. The Company will provide its response to the letter as soon as possible, in any event no later than August 31, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at vivien.wang@ihuman.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Vivien Weiwei Wang
Name:	Vivien Weiwei Wang
Title:	Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kang Li, Partner, Ernst & Young Hua Ming LLP